Exhibit (a)(9)

FRANCIS AND MARIAN LEE	)	IN THE
MYSKOWSKY, On Behalf of Themselves	)
and All Others Similarly Situated,	)	CIRCUIT COURT
166-25 Powells Cove Boulevard	)
Apt. 6G	)	FOR
Beechhurst, NY 11357)
	)	ANNE ARUNDEL COUNTY
Plaintiffs,	)
)
V.	)	Case No.
)
DIALYSIS CORPORATION OF AMERICA,	)
1302 Concourse Drive, Suite 204,	)
Linthicum, Maryland, 21090)		CLASS ACTION COMPLAINT
SERVE ON: Thomas T. Alspach, Esquire,	)
130 North Washington Street,	)
Easton, Maryland 21601,	)	DEMAND FOR JURY TRIAL
)
- and -)
)
THOMAS K. LANGBEIN,	)
1302 Concourse Drive, Suite 204,	)
Linthicum, Maryland, 21090,	)
)
- and -)
)
STEPEHEN W. EVERETT,	)
1302 Concourse Drive, Suite 204,	)
Linthicum, Maryland, 21090,	)
)
- and -)
)
PETER D. FISCHBEIN,	)
1302 Concourse Drive, Suite 204,	)
Linthicum, Maryland, 21090,	)
)
- and -)
)
ROBERT W. TRAUSE,	)
1302 Concourse Drive, Suite 204, Linthicum,	)
Maryland, 21090,	)
)
- and -)
)
KENNETH J. BOCK,	)
1302 Concourse Drive, Suite 204,	)

Linthicum, Maryland, 21090,	)
- and -)
)
U.S. RENAL CARE, INC.,	)
2400 Dallas Parkway, Suite 350,	)
Plano, Texas 75093,	)
)
- and -)
)
URCHIN MERGER SUB, INC.,	)
2400 Dallas Parkway, Suite 350,	)
Plano, Texas 75093,
Defendants.
     Plaintiffs, by their undersigned attorneys, for their class action complaint against defendants, alleges upon personal knowledge with respect to themselves, and upon information and belief based, inter alia, upon the investigation of counsel as to all other allegations herein, as follows:
NATURE OF THE ACTION
     1. This is a class action on behalf of the public shareholders of Dialysis Corporation of America (“DCA” or the “Company”), against the Company and its Board of Directors (the “Board” or “Individual Defendants”), to enjoin the proposed acquisition of DCA by U.S. Renal Care, Inc. and its wholly-owned subsidiary Urchin Merger Sub, Inc. (collectively, “USRC”). On or about April 13, 2010, the Board announced that it had caused DCA to enter into a definitive agreement and plan of merger (“Merger Agreement”) to be acquired by USRC in a cash transaction by means of an all-cash tender offer (the “Tender Offer”) and second-step merger with a net transaction value of approximately $112 million (the “Proposed Transaction”). The Company’s shareholders will either accept the proposed Tender Offer and tender their shares or else be cashed out in the anticipated follow-on acquisition. The Tender Offer commenced on April 22, 2010 and is currently set to expire on May 19, 2010. A successful tender offer will be followed by a cash-out merger.
     2. This Tender Offer and Proposed Transaction are particularly troubling in light of the fact that the Individual Defendants and certain of the Company’s executives have agreed to enter into a Form of Tender and Voting Agreement, dated April 13, 2010 (the “Voting Agreement”) representing, in the aggregate, approximately 23% of the Company’s outstanding shares.
     3. In approving the Merger Agreement, the Individual Defendants breached their fiduciary duties to the plaintiff and the Class (defined herein). Furthermore, USRC and the Company knowingly aided and abetted the Individual Defendants’ breaches of fiduciary duty. Plaintiffs seek to enjoin the Proposed Transaction or, alternatively, rescind the Proposed Transaction in the event defendants are able to consummate it.
     4. Compounding the unfairness of the Proposed Transaction is the Individual Defendants’ attempt to obtain shareholder approval of the Proposed Transaction through materially incomplete and misleading disclosures in DCA’s Solicitation/Recommendation Statement filed with the United States Securities and Exchange Commission (the “SEC”) on a Schedule 14D-9 on April 22, 2010 (the “Solicitation Statement”).
JURISDICTION AND VENUE
     5. Plaintiffs own 1,500 shares of common stock of the Company and seek to enjoin a transaction valued at approximately $112 million. The damages suffered and sought to be recovered by plaintiffs and the Class are in excess of the jurisdictional minimum of this Court. The exact amount of damages suffered by the plaintiffs and the Class cannot be precisely determined at this point.
     6. This Court has jurisdiction over defendants because they conduct business in

Maryland and/or are citizens of Maryland. Additionally, the Individual Defendants reside in Maryland and/or have sufficient minimum contacts with Maryland to render the exercise of jurisdiction by the Maryland courts permissible under traditional notions of fair play and substantial justice
     7. Venue is proper in this Court because the conduct at issue took place and had an effect in this County. Moreover, pursuant to Section 6-201 (a) and (b) of the Maryland Courts and Judicial Proceedings Article, venue is appropriate because the Company maintains its principal office in Anne Arundel County, and all of the defendants may be sued in the county in which any one of them could be sued.
PARTIES
     8. Plaintiffs are and have been continuously throughout all times relevant hereto the owners of DCA common stock.
     9. Defendant DCA is a Florida corporation and maintains its principal executive offices at 1302 Concourse Drive, Suite 204, Linthicum, Maryland, 20190. DCA develops, owns, and operates outpatient kidney dialysis centers in the United States and internationally. The Company provides dialysis and ancillary services to patients suffering from chronic kidney failure, as well as acute inpatient dialysis treatments in hospitals, homecare services, and dialysis center management services. DCA’s common stock trades on the NASDAQ stock exchange under the ticker “DCAI.” As of April 22, 2010, there were 9,610,373 shares of the Company’s common stock outstanding.
     10. Defendant Thomas K. Langbein (“Langbein”) is the Company’s Chairman of the Board and has been a DCA director since 1980. According to the Company’s Annual Proxy Statement filed on Form DEF 14A with the SEC on April 27, 2009 (the “2009 Proxy”), Langbein previously served as Chief Executive Officer (“CEO”) of the Company from 1980 through May 29, 2003, when that position was relinquished to defendant Stephen W. Everett. Furthermore, Langbein was Chairman of the Board, CEO and President of Medicore, Inc. (“Medicore”), DCA’s parent company from 1980 until the merger of Medicore with and into DCA in September 2005.
     11. Defendant Stephen W. Everett (“Everett”) has been a DCA director since 2000 and has served as the Company’s President since that time. In addition, Everett became DCA’s CEO in May 2003.
     12. Defendant Peter D. Fischbein (“Fischbein”) has been a DCA director since 2004. Fischbein was previously a director of Medicore, Inc., a position he held since 1984, until its merger with DCA in September 2005. According to the 2009 Proxy, Fischbein is chair of the Company’s Compensation Committee and is a member of the Audit Committee and the Nominating Committee.
     13. Defendant Robert W. Trause (“Trause”) has been a DCA director since 1998. According to the 2009 Proxy, Trause is chair of the Company’s Nominating Committee and a member of the Audit Committee and the Compensation Committee.
     14. Defendant Kenneth J. Bock (“Bock”) has been a DCA director since 2009. According to the 2009 Proxy, Bock is a member of the Company’s Audit Committee, Compensation Committee, and the Nominating Committee.
     15. Defendant U.S. Renal Care, Inc. is a Delaware corporation and maintains its principal executive offices at 2400 Dallas Parkway, Suite 350, Piano, Texas, 75093. According to the press release announcing the Proposed Transaction, U.S. Renal Care, Inc. works in partnership with nephrologists to develop, acquire, and operate outpatient treatment centers for persons suffering from chronic kidney failure, also known as End Stage Renal Disease. It also provides patients with their choice of a full range of quality in-center, acute or at-home hemodialysis and peritoneal dialysis services.
     16. Defendant Urchin Merger Sub, Inc. is a Florida corporation and a wholly-owned subsidiary of U.S. Renal Care, Inc. created for the sole purpose of affecting the Proposed Transaction.
     17. The defendants identified in ¶¶ 10-14 are collectively referred to herein as the “Individual Defendants.” By reason of their positions as officers and/or directors of the Company, the Individual Defendants are in a fiduciary relationship with plaintiffs and the other public shareholders of DCA, and owe plaintiffs and DCA’s other shareholders the highest obligations of loyalty, good faith, fair dealing, due care, and full and fair disclosure.
     18. Each of the Individual Defendants at all times had the power to control and direct DCA to engage in the misconduct alleged herein. The Individual Defendants’ fiduciary obligations required them to act in the best interest of plaintiffs and all DCA shareholders.
     19. Each of the Individual Defendants owes fiduciary duties of good faith, fair dealing, loyalty, candor, and due care to plaintiffs and the other members of the Class. They are acting in concert with one another in violating their fiduciary duties as alleged herein, and, specifically, in connection with the Proposed Transaction.
CLASS ACTION ALLEGATIONS
     20. Plaintiffs bring this action on their own behalf and as a class action, pursuant to Maryland Rule 2-231, on behalf of themselves and all other public shareholders of DCA (the “Class”). Excluded from the Class are defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any defendant.

     21. This action is properly maintainable as a class action.
     22. The Class is so numerous that joinder of all members is impracticable. As of April 22, 2010, there were 9,610,373 shares of DCA common stock outstanding, held by hundreds if not thousands of individuals and entities scattered throughout the country.
     23. Questions of law and fact are common to the Class, including, among others:
          a. Whether the Individual Defendants have breached their fiduciary duties owed to plaintiffs and the Class; and
          b. Whether defendants will irreparably harm plaintiffs and the other members of the Class if their conduct complained of herein continues.
     24. Plaintiffs are committed to prosecuting this action and have retained competent counsel experienced in litigation of this nature. Plaintiffs’ claims are typical of the claims of the other members of the Class, and plaintiffs have the same interests as the other members of the Class. Accordingly, plaintiffs are adequate representatives of the Class and will fairly and adequately protect the interests of the Class.
     25. The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class that would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Class that would, as a practical matter, be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.
     26. Defendants have acted, or refused to act, on grounds generally applicable, and causing injury to the Class and, therefore, final injunctive relief on behalf of the Class as a whole is appropriate.

SUBSTANTIVE ALLEGATIONS
     27. On March 10, 2010, DCA released its fourth quarter and year-ended December 31, 2009 financial results. Therein, the Company announced it experienced an 8% increase in operating revenues and a 3% increase in operating income for the fourth quarter of 2009 over the same period in 2008. Furthermore, the Company announced a 14% increase in operating revenues and a 9% increase in operating income for 2009. Indeed, defendant Everett was pleased with the Company’s performance and positioning for future growth and success. He commented:
We are very pleased with our company’s performance throughout 2009. This past year has proven to be one of clinical and operational enhancements as we prepare our company for a ‘bundled payment environment’ that will begin in 2011. Between our facility-wide rollout of a new electronic, clinical and billing system, and our furthering of the relationship we have established with the University of Cincinnati via a commitment to research on behalf of patients with kidney failure, DCA is continuing to be well situated as a leader within our industry. Additionally, we developed two new centers in Ohio, and integrated a new center in Maryland that was purchased at the end of 2008. Our committed staff of exceptional caregivers, administrative personnel, and physicians have positioned DCA for continued growth and success throughout 2010.
[Emphasis added].
     28. Despite its recent strong performance in the face of some of the worst economic conditions in nearly 70 years, DCA has willingly entered into the Proposed Transaction to the detriment of its shareholders. On April 14, 2010, USRC issued a press release wherein it announced it had entered into a definitive agreement to acquire DCA through a cash tender offer at $11.25 per share in cash or approximately $112 million.
     29. Moreover, to the detriment of DCA’s shareholders, the Merger Agreement’s terms substantially favor USRC and are calculated to unreasonably dissuade potential suitors from making competing offers.

     30. For example, the Individual Defendants have agreed to a “No Solicitation” provision in Section 5.3 of the Merger Agreement that unfairly restricts the Board from soliciting alternative proposals by, among other things, constraining its ability to communicate with potential buyers, and in some circumstances, even consider competing proposals. This provision also prohibits the Individual Defendants from initiating contact with possible buyers, even if they believe that communicating with a potential bidder could reasonably lead to a superior offer or an offer more closely aligned with the interests of DCA’s shareholders. Section 5.3(a) of the Merger Agreement states, in relevant part:
(a) The Company shall not (and shall not resolve or propose to), directly or indirectly, and shall cause the Company Subsidiaries and each officer, director, Employee, agent and representative of the Company and each Company Subsidiary (including any accountant, attorney, investment banker, financial advisor or other representatives of the Company) (collectively, the “Company Representatives”) to not (and to not resolve or propose to), directly or indirectly: (i) solicit, initiate, encourage, induce, facilitate (including by way of furnishing information) or take any other action to facilitate the making, submission or announcement of any inquiries or proposals regarding any merger, share exchange, consolidation, sale of assets, sale of shares of capital stock (including by way of a tender offer) or similar transactions involving the Company or any of the Company Subsidiaries that, if consummated, would constitute an Alternative Transaction (any of the foregoing, including any inquiries, proposals or, including the indication of any intention to propose any of the foregoing, being referred to herein as an “Alternative Proposal”), (ii) furnish any information regarding the Company or any of the Company Subsidiaries to any Person in connection with or in response to any Alternative Proposal or Alternative Transaction, (iii) conduct, engage in or participate in any discussions or negotiations regarding an Alternative Proposal or Alternative Transaction, or (iv) enter into any agreement regarding any Alternative Proposal or Alternative Transaction.
     31. Section 5.3 of the Merger Agreement goes on to state that DCA must notify USRC of any proposals, offers, or any overtures of interest from other potential suitors and it must provide the identity of those potential suitors. Section 5.3(b) of the Merger Agreement states, in relevant part:

(c) If the Company, any Company Subsidiary or any Company Representative receives an Alternative Proposal or any request for non-public information prior to the Effective Time, then the Company shall promptly (but in no event later than 24 hours after receipt of such Alternative Proposal or request) advise Parent orally and in writing of such Alternative Proposal or request. Such notice shall set forth the identity of the Third Party making or submitting the Alternative Proposal or request, the material terms and conditions thereof, and, if available, any written documentation received from or on behalf of such Third Party setting forth such terms and conditions. The Company shall keep Parent fully informed, on a current basis, of any changes in the status of, and modification to, the terms of any such Alternative Proposal or request, and provide to Parent as soon as practicable (and in any event within 24 hours) after receipt or delivery copies of all correspondence and other written material sent or provided to the Company or any of the Company Subsidiaries from any Third Party with respect thereto, and notify Parent orally and in writing if it determines to begin providing information or to engage in discussions or negotiations concerning an Alternative Proposal pursuant to Section 5.3. The Company shall also provide Parent at least 48 hours prior written notice of any meeting of the Company Board at which the Company Board is reasonably expected to consider an Alternative Proposal. The Company shall not enter into any confidentiality or other agreement that would impede its ability to comply with its obligations under this Section 5.3(c).
[Emphasis added].
     32. Furthermore, Section 5.3 of the Merger Agreement also gives USRC the opportunity to counter any potential “Superior Proposal” that is made to the Company. Section 5.3(f) states, in relevant part:
(f) Notwithstanding anything to the contrary contained in Section 5.3(e), the Company Board may, at any time prior to the Acceptance Time, make an Adverse Recommendation Change and thereafter may cause the Company to terminate this Agreement in accordance with Section 8.1(h) and concurrently with such termination cause the Company to enter into a Superior Proposal Definitive Agreement in accordance and subject to compliance with the provisions of Section 8.1(h), if: (i) an unsolicited bona fide, written Alternative Proposal that did not otherwise result from a breach of the provisions of this Section 5.3 is made to the Company and is not withdrawn, (ii) the Company Board reasonably determines, after having taken into account the advice of the Company Financial Advisor, that such Alternative Proposal constitutes a Superior Proposal, (iii) the Company Board reasonably determines, after having taken into account the advice of the Company’s outside legal counsel, that in light of such Superior Proposal, an Adverse Recommendation Change is required in order for the Company Board to comply with its fiduciary obligations to the Company’s shareholders under applicable Legal Requirements, (iv) prior to effecting such Adverse Recommendation Change the Company Board shall have given Parent at least five (5) Business Days’ written notice: (A) that it has received a Superior Proposal not in violation of the provisions of this Section 5.3, (B) that it intends to make an Adverse Recommendation Change, and (C) specifying the material terms and conditions of such Superior Proposal, including the identity of the Person making such Superior Proposal (and attaching the most current and complete version of any written agreement or other document relating thereto) (it being understood and agreed that any modification thereto shall require a new five (5) Business Days’ advance written notice by the Company), (v) during any such five (5) Business Day notice period(s), if requested by Parent, the Company engages in good faith negotiations with Parent to amend this Agreement in such a manner that no Adverse Recommendation Change is legally required as a result of such Superior Proposal, and (vi) at the end of any such five (5) Business Day notice period, the Company Board reasonably determines that the failure to make an Adverse Recommendation Change would still constitute a breach of the fiduciary obligations of the Company Board to the Company’s shareholders under applicable Legal Requirements in light of such Superior Proposal (taking into account any changes to the terms of this Agreement proposed by Parent as a result of the negotiations required by clause (v) or otherwise).
[Emphasis added].
     33. Section 1.4 of the Merger Agreement grants USRC an irrevocable option (the “Top-Up Option”). Section 1.4(a) states:
(a) The Company hereby grants to Parent and Merger Sub an assignable (provided that any such assignment is in compliance with Section 9.8) and irrevocable option (the “Top-Up Option”) to purchase from the Company the number of newly-issued, fully paid and nonassessable shares of Company Common Stock (the “Top-Up Shares”) equal to the lesser of: (i) the number of shares of Company Common Stock that, when added to the number of shares of Company Common Stock owned by Parent or Merger Sub at the time of exercise of the Top-Up Option, constitutes 80% of the number of shares of Company Common Stock that would be outstanding on a fully-diluted basis immediately after the issuance of all shares of Company Common Stock subject to the Top-Up Option, or (ii) the aggregate number of shares of Company Common Stock that the Company is authorized to issue under the Company Articles but that are not issued and outstanding (and are not subscribed for or otherwise committed to be issued or reserved for issuance) at the time of exercise of the Top-Up Option.
     34. In other words, even if USRC acquires just 50.1% of the Company through the Tender Offer, it would have the ability to exercise the Top-Up Option and dilute the economic interests of any remaining public shareholders including plaintiffs and members of the putative Class. The coercive effect of the Top-Up Option is patently obvious. Unless USRC gets the whole Company in the Tender Offer, it could exercise the Top-Up Option and the public shareholders would be frozen out.
     35. Further locking up control of the Company in favor of USRC is Section 8.3 of the Merger Agreement which contains a “Termination Fee” of $2.5 million. This Termination Fee is payable if, among other things, the Individual Defendants cause the Company to terminate the Merger Agreement pursuant to the lawful exercise of their fiduciary duties. Moreover, under Section 8.3 of the Merger Agreement, the Company may have to pay up to $2 million in expenses to USRC, in addition to the Termination Fee. In addition, the Company must pay USRC a fee of $4.5 million if the Merger Agreement is terminated by USRC or the Company because “(A) (i) [USRC] has not accepted any Company Shares by January 31, 2011 or (ii) the Tender Offer is otherwise terminated or expires without [USRC] accepting any Company Shares, and (B) (i) at or prior to the time of such termination, an Alternative Proposal (as defined in the Merger Agreement) was disclosed, announced, committed, submitted or made and (ii) within 12 months after the date of such termination any Alternative Transaction is consummated (or a definitive agreement is entered into with such Alternative Transaction).”
     36. As if the actions described in the preceding paragraphs were not enough, as an inducement to enter into the Merger Agreement, and in consideration thereof, the Individual Defendants have agreed to enter into the Voting Agreement with USRC. The Voting Agreement represents, in the aggregate, approximately 23% of the Company’s outstanding shares.
     37. These acts, combined with other defensive measures the Company has in place, effectively preclude any other bidders that might be interested in paying more than USRC for the

Company from taking their bids directly to the Company’s owners — its shareholders — and allowing those shareholders to decide for themselves whether they would prefer higher offers to the Proposed Transaction.
     38. The consideration to be paid to plaintiffs and the Class in the Proposed Transaction also is unfair and grossly inadequate because, among other things, the intrinsic value of DCA is materially in excess of the amount offered in the Proposed Transaction, giving due consideration to the Company’s anticipated operating results, net asset value, cash flow profitability and established markets.
     39. The Proposed Transaction will deny Class members their right to share proportionately and equitably in the true value of Company’s valuable and profitable business, and future growth in profits and earnings, at a time when the Company is poised to increase its profitability.
     40. As a result, defendants have breached the fiduciary duties they owe to the Company’s public shareholders because the shareholders will not receive adequate or fair value for their DCA common stock in the Proposed Transaction.
     41. On April 22, 2010, DCA filed its Solicitation Statement with the SEC to solicit shareholder votes for the Proposed Transaction. As alleged below, the Solicitation Statement omits material information about the Proposed Transaction that must be disclosed to DCA’s shareholders to enable them to render an informed decision as to whether to tender their shares in the Tender Offer. This omitted information, if disclosed, would significantly alter the total mix of information available to the public holders of DCA’s shares.
     42. The Solicitation Statement omits material information with respect to the process and events leading up to the Proposed Transaction, as well as the opinion and analyses of DCA’s financial advisor, Dresner Investment Services, Inc. d/b/a Dresner Partners (“Dresner”):
          a. For example, the Solicitation Statement fails to disclose completely the underlying methodologies, projections, key inputs, and multiples relied upon and observed by Dresner, the Board’s financial advisor, so that shareholders can properly assess the credibility of the various analyses performed by Dresner and relied upon by the Board in recommending the Proposed Transaction;
          b. In particular, the Solicitation Statement is materially misleading in that it fails to disclose in their entirety the financial projections and forecasts of the Company relied upon by Dresner in rendering its fairness opinion. The Solicitation Statement specifically states that, in performing the Discounted Cash Flow Analysis underlying its “Fairness Opinion,” “Dresner estimated a range of values for the Company Common Stock based on the discounted present value of projected unlevered free cash flows of the Company through December 31, 2014.” (Emphasis supplied). On the following page of the Solicitation Statement, however, DCA and its directors only disclose projections from 2009 through and including the Company’s fiscal year 2012. In failing to disclose the full range of projections actually considered by Dresner in preparing its Fairness Opinion in full detail, the Board is liable for omitting material facts based on partial but incomplete disclosures. Officers and directors of a corporation stand in a sufficiently confidential relation to the corporation’s shareholders to impose a duty upon them to reveal all facts material to the corporate transactions. Consequently, when directors travel down the road of partial disclosure, they are obligated to provide shareholders with an accurate, full and fair characterization of events. The omission of this information also renders the Solicitation Statement materially misleading because shareholders are entitled to the disclosure of the financial forecasts considered by a Board’s financial advisor, as shareholders have no ability whatsoever to replicate management’s inside view of the Company’s prospects. Dresner and the Company’s Board are asking DCA’s shareholders to vote their shares in favor of the Proposed Transaction and accept cash in the near-term in exchange for forsaking an interest in the Company’s future cash flows. As such, it is material to the Company’s shareholders to know what management and the Company’s financial advisor’s best estimate of those future cash flows would be. In addition, the Solicitation Statement also is materially misleading in that it fails to disclose the key inputs utilized by Dresner to conduct its Discounted Cash Flow Analysis, including the definition of “cash flow” used in the analysis, the methodology and multiples used to calculate to terminal value of the Company, which years of projections were used in the analysis, and the various commodity pricing scenarios used in the analysis;
          c. The Solicitation Statement is materially misleading in that it fails to disclose the criteria that Dresner used in selecting peers for use in its Comparable Public Companies Analysis, and whether any potential peers were specifically excluded from that group and why. The Solicitation Statement also is materially misleading in that it fails to disclose any of the assumptions or methodologies underlying Dresner’s analysis. The Solicitation Statement also misleadingly fails to disclose any of the actual multiples derived and observed for peers in connection with that analysis. This information is especially critical in light of the fact that this analysis only utilized two “comparable companies.” Without an understanding of which companies were excluded and why, shareholders are left to wonder whether Dresner’s selection of what appears to be an inadequate sample of comparable companies was for the purpose of skewing the results of Dresner’s analysis in favor of the Proposed Transaction;
          d. The Solicitation Statement is materially misleading in that it fails to disclose the criteria that Dresner used in selecting precedent transactions for use in its Selected

Precedent Transactions Analysis, and whether any potential peers were specifically excluded from that group and why. The Solicitation Statement also is materially misleading in that it fails to disclose any of the assumptions or methodologies underlying Dresner’s analysis. The Solicitation Statement also misleadingly fails to disclose any of the actual multiples derived and observed for peers in connection with that analysis. As with the Comparable Public Companies Analysis, the selection of peer transactions is exceedingly thin, again leading shareholders to ponder whether Dresner engaged in an attempt to skew the results of its analysis to support its conclusion that the Proposed Transaction is fair;
          e. The Solicitation Statement is materially misleading in that it fails to disclose any significant detail concerning the selection and retention of financial and legal advisors by the Company, including the process that led to the retention of each such advisor and the past relationship between the Company and those advisors, USRC and those advisors, and the nature and amount of remuneration provided by the Company and/or USRC for those services;
          f. The Solicitation Statement is materially misleading in that it fails to explain the amount or nature of future investment banking or other financial services that Dresner is currently providing or expects to provide to USRC or the Company. Moreover, the Solicitation Statement is materially misleading in that it fails, in any fashion, to quantify the anticipated fees and revenues to Dresner for the provision of these services. A reasonable shareholder would find this information material in assessing the ability of Dresner to render an impartial fairness opinion;
          g. The Solicitation Statement is materially misleading in that it fails to disclose critical information concerning Dresner’s Discounted Cash Flow Analysis, including the methodology by which Dresner selected net asset value multiples, terminal values, or discount rates;
          h. The Solicitation Statement is materially misleading in that it fails to disclose whether USRC has in any way engaged in employment negotiations with the Company’s management, including the terms and length of remuneration and any incentive compensation or bonuses, during the time in which it was negotiating the terms of the Proposed Transaction. This information is particularly material to DCA’s shareholders in that individuals who participated in the negotiation of the Proposed Transaction or creation and modification of the various projections relied upon by the Company’s financial advisors may have interests divergent from the Company’s public shareholders, including securing their own financial security;
          i. The Solicitation Statement states that, in approving the Proposed Transaction, the Board “discussed the Company’s current and anticipated operations and anticipated costs thereof on a going forward basis, its development position for the near and long term, the relatively stagnant growth and resulting share price over the past several years (as well as the historical trading prices of the Company’s shares over the past five years)....” The Solicitation Statement is materially misleading, however, in that it fails to disclose in any substantive fashion exactly what the Board considered in that regard. Given the healthy financial state of the Company, the result of the omission of this material is shareholders who are left to wonder whether the bright prospects of the Company should be forsaken in favor of tendering their shares in the Proposed Transaction and
          j. The Solicitation Statement is materially misleading in that it fails to disclose sufficient details concerning Dresner’s and others’ efforts to market the Company,

including whether any potential acquirers, including financial acquirers, had been excluded from being contacted, and, if so, the reasons for that exclusion.
COUNT I
(Breach of Fiduciary Duty Against The Individual Defendants)
     43. Plaintiffs repeat and re-allege the preceding allegations as if fully set forth herein.
     44. As set forth herein, the Individual Defendants have violated their fiduciary duties by proceeding with the Proposed Transaction with USRC without regard to or adequately investigating or evaluating the other proposals, or the benefits of the Proposed Transaction in light of other proposals, without regard to the maximization of shareholder value.
     45. As alleged herein, the Individual Defendants breached their duties of loyalty, candor, full disclosure, good faith, due diligence, and due care owed to the shareholders of DCA because, among other reasons, they failed to properly value DCA and failed to maximize shareholder value or to properly consider alternatives available to the Company; they have refused and failed to adequately inform themselves concerning superior or potentially superior alternative transactions for the Company and its shareholders; and they have failed to provide a fair procedure or process to obtain a merger agreement providing the most favorable terms for DCA shareholders.
     46. Unless enjoined by this Court, the Individual Defendants will continue to breach their fiduciary duties owed to plaintiffs and the members of the Class and will in all likelihood consummate the Proposed Transaction without fully, fairly, or adequately considering other proposals, to the irreparable harm of the members of the Class.
     47. Plaintiffs and the members of the Class have no adequate remedy at law.
COUNT II
(Breach of the Fiduciary Duty of Disclosure against the Individual Defendants)

     48. Plaintiffs repeat and re-allege the preceding allegations as if fully set forth herein.
     49. The Individual Defendants have caused materially misleading and incomplete information to be disseminated to the Company’s public shareholders. The Individual Defendants have an obligation to be complete and accurate in their disclosures.
     50. The Solicitation Statement fails to disclose material financial information, including financial information and information necessary to prevent the statements contained therein from being misleading.
     51. The misleading omissions and disclosures by defendants concerning information and analyses presented to and considered by the Board and its advisors affirm the inadequacy of disclosures to the Company’s shareholders. Because of defendants’ failure to provide full and fair disclosure, plaintiffs and the Class will be stripped of their ability to make an informed decision on whether to tender their shares in favor of the Proposed Transaction, and thus are damaged thereby.
     52. Plaintiffs and the members of the Class have no adequate remedy at law.
COUNT III
(Against DCA and USRC for Aiding and Abetting the
Individual Defendants’ Breaches of Fiduciary Duties)
     53. Plaintiffs repeat and re-allege the preceding allegations as if fully set forth herein.
     54. Defendants DCA and USRC knowingly assisted the Individual Defendants’ breaches of fiduciary duty in connection with the Proposed Transaction, which, without such aid, would not have occurred. In connection with discussions regarding the Proposed Transaction, DCA provided, and USRC obtained, sensitive non-public information concerning DCA’s operations and thus had unfair advantages which enabled it to acquire the Company at an unfair and inadequate price.

     55. As a result of this conduct, plaintiffs and the other members of the Class have been and will be damaged in that they have been and will be prevented from obtaining a fair price for their DCA shares.
     56. Plaintiffs and the members of the Class have no adequate remedy at law.
     WHEREFORE, plaintiffs and the Class demand judgment against Defendants, jointly and severally, as set forth herein, as follows:
     A. Declaring that this action is properly maintainable as a class action and certifying plaintiffs as the representatives of the Class;
     B. Declaring that defendants have breached their fiduciary duties to plaintiffs and the Class;
     C. Preliminarily and permanently enjoining defendants and their counsel, agents, employees, and all persons acting under, in concert with, or for them, from proceeding with or implementing the transaction;
     D. Awarding the Class compensatory damages against defendants, jointly and severally, in an amount to be determined at trial, together with pre-judgment and post judgment interest at the maximum rate allowable by law;
     E. Awarding plaintiffs their costs and disbursements, including the fees of plaintiffs’ counsel and experts, and reimbursement of expenses; and
     F. Granting plaintiffs and the Class such other and further relief as the Court may deem just and proper.

DEMAND FOR JURY TRIAL
     Pursuant to Maryland Rule 2-325(a), plaintiffs hereby demand a trial by jury on all issues so triable.

Dated: April 30, 2010	John B. Isbister

John B. Isbister
Jaime W. Luse
Tydings & Rosenberg LLP
100 East Pratt Street, 26th Floor
Baltimore, Maryland 21202
Tel: (410) 752-9700
Fax: (410) 727-5460
Attorneys for Plaintiffs
OF COUNSEL:
RIGRODSKY & LONG, P.A.
Seth D. Rigrodsky
Brian D. Long
Timothy J. MacFall
919 N. Market Street, Suite 980
Wilmington, DE 19801
Tel.: (302) 295-5310
Fax: (302) 654-7530

VERIFICATION
     We, Francis and Marian Lee Myskowsky, hereby verify that we have reviewed the foregoing class action complaint (the “Complaint”) and we have authorized the filing of the Complaint. The statements made in the foregoing Complaint are true and correct to the best of our knowledge, information and belief.

Dated: 04/29/10	Francis Myskowsky Francis Myskowsky

Dated: 04/29/10	Marian Lee Myskowsky Marian Lee Myskowsky